

June 14, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Hermann Waldemer
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, NY 10017

>   **Re: Philip Morris International Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **File No. 001-33708**

Dear Mr. Waldemer:

We have reviewed your responses to the comments in our letter dated May 18, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>2009 Performance and Executive Compensation Decisions, page 33</u>

1. We note your response to our prior comment number 10; however, we continue to believe that targets should be disclosed in full. As such, please confirm that in future filings you will disclose all targets that are material to the calculation of the NEOs' compensation. If, for example, a performance target consists of a range, we would expect to see disclosure of the entire range, not merely the midpoint thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tonya Bryan at 202-551-3601 or Amanda Ravitz at 202-551-3412 if you have questions regarding comments on legal matters.

Sincerely,

Amanda Ravitz
Branch Chief - Legal